EXHIBIT 20

                        NEWS RELEASE




Immediate

Gerald J. Sweda

(262) 636-1361


Modine reports first-quarter net earnings down from prior year but more than double preceding fourth-quarter reported earnings

     RACINE, Wis., July 18, 2001 - Modine Manufacturing

Company (Nasdaq: MODI) today, at its Annual Meeting of

Shareholders, reported net earnings of $10.2 million, or 31

cents per fully-diluted share, for its fiscal first quarter,

which ended on June 26, 2001. Modine's net earnings for the

current period were down 46.8 percent compared with the

prior year, reflecting continued softness across several of

the company's key markets. Net earnings for both periods

have been restated to include results for Thermacore

International, Inc., a wholly-owned subsidiary of Modine,

acquired on April 27, 2001, in a pooling-of-interests

transaction. Modine's net profits for the current quarter

were reduced by a one-time, pre-tax charge of $3.1 million

related to the Thermacore transaction, while prior-year results were increased by a one-time, pre-tax gain of $1.9 million

stemming from the settlement of patent litigation.  Excluding transaction costs, the Thermacore acquisition is expected to be accretive to Modine's earnings on a full-year basis in fiscal 2002.

     Revenues of $280.6 million for the fiscal-2002 first

quarter were 6.6-percent lower than the year before.  Modine's fiscal-2002 first-quarter sales to all markets were down except
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for sales to the off-highway-equipment market, which were up slightly, and to the passenger-car and light-truck market, which were flat compared with the same period in the prior year. Volume increases in Europe were again offset by the continuing strength of the U.S. dollar. The currency-translation effect in the quarter reduced revenues by $5.1 million.

     Although the company's markets have not yet fully

recovered, Modine is encouraged by the progress of its pre-

acquisition businesses in the fiscal first quarter, which

had earnings that were more than double fiscal-2001's fourth-

quarter results, a strong indication that business conditions are starting to improve in the company's core markets.

     As of the end of June, total assets of $923.4 million were three percent lower than one year ago. Total interest-bearing debt was $173.7 million, down 14 percent from one year ago.

     At its Annual Meeting, Modine stated that fiscal 2002

is starting below the first two quarters of the prior year

but stronger than the last two quarters of fiscal 2001, when the U.S. economy weakened and several key markets,

particularly the light-vehicle and heavy truck industries,

drastically curtailed production. Modine also reported that

new programs beginning in the current fiscal year - such as

the powertrain cooling modules the company supplies for the

new Jeep Liberty, a similar cooling-module program for the

Dodge Ram pickup truck, and EGR (exhaust-gas-recirculation)

coolers for diesel-engine passenger cars in Europe - should

help to counterbalance the effects of continued softness in

the company's key markets.

     Modine stated that overall revenues this fiscal year

will be close to fiscal-2001 levels, with the first half
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down from the year before, but with improvement coming in

the second half of the fiscal year. Earnings, excluding

prior-year patent-settlement gains, are expected to follow

this same pattern, gaining momentum during the year.

Modine's goal is to continue its focus on cash flow through

improved working-capital management, which should help the

company once again generate operating cash flows near fiscal

2001's record levels. Modine's operating cash flow for the

first quarter was $30.2 million, down from the prior year's

exceptionally strong $42.8 million, but in line with the

company's annualized goal for fiscal 2002. In addition,

Modine expects capital expenditures to continue their

downward trend in fiscal 2002, falling below last year's

total.

     Modine specializes in thermal management, bringing

technology to diversified markets. Core markets include:

powertrain cooling of internal combustion engines, vehicular and building HVAC (heating, ventilating, air-conditioning),

electronics, and various industrial and refrigeration

markets. Modine is on the Internet at www.modine.com.

     This news release contains forward-looking statements

that involve assumptions, risks, and uncertainties, and

Modine's actual future results, performance, or achievements may differ materially from those expressed or implied in

these statements. A detailed discussion of factors that

could affect Modine's results are on page 19 of Modine's

fiscal-2001 Annual Report to Shareholders and in other

public filings with the U.S. Securities and Exchange

Commission. Modine doesn't assume any obligation to update

any of these forward-looking statements.
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                Modine Manufacturing Company
Consolidated statements of earnings for the first quarter ended June 26, 2001 and 2000 (unaudited) *

                                   (In thousands, except per-share amounts)
---------------------------------------------------------------------------
                                                      Three months
                                                      ended June 26
                                                  2001              2000
---------------------------------------------------------------------------

Net sales                                       $280,631          $300,441
Cost of sales                                    206,668           212,554
                                                ---------------------------
Gross profit                                      73,963            87,887
Selling, general, & administrative expenses       56,521            56,432
                                                ---------------------------
Income from operations                            17,442            31,455
Interest (expense)                                (2,065)           (2,292)
Patent settlement                                      0             1,875
Other income - net                                 1,537               756
                                                ---------------------------
Earnings before income taxes                      16,914            31,794
Provision for income taxes                         6,696            12,581
                                                ---------------------------
Net earnings                                    $ 10,218          $ 19,213
                                                ===========================

Net earnings as a percent of net sales              3.6%              6.4%
Net earnings per share of common stock:
  Basic                                            $0.31             $0.60
  Assuming dilution                                 0.31              0.59
Weighted average shares outstanding:
  Basic                                           32,884            32,168
  Assuming dilution                               33,198            32,783
Net cash provided by operating activities        $30,184           $42,760
Earnings before interest expense, income taxes,
   depreciation, and amortization expense        $33,067           $46,741
Dividends paid per share                           $0.25             $0.25


Comprehensive (loss)/earnings, which represents net earnings adjusted by the change in foreign-currency translation and minimum pension liability recorded in shareholders' equity, for the periods ended June 26, 2001 and 2000, respectively, were ($1,862) and $15,627 for 3 months.

Consolidated condensed balance sheets (unaudited) *
                                                             (In thousands)
----------------------------------------------------------------------------
                                           June 26, 2001     March 31, 2001
----------------------------------------------------------------------------

Assets
------
 Cash and cash equivalents                   $  30,337         $  21,744
 Trade receivables - net                       185,354           177,972
 Inventories                                   149,055           153,096
 Other current assets                           43,319            55,248
                                             ---------------------------
     Total current assets                      408,065           408,060
                                             ===========================

 Property, plant, and equipment - net          357,428           366,854
 Other noncurrent assets                       157,954           162,264
                                             ---------------------------
     Total assets                            $ 923,447         $ 937,178
                                             ===========================

Liabilities
-----------
 Debt due within one year                    $  14,889         $  45,160
 Accounts payable                               78,481            80,028
 Other current liabilities                      90,036            84,822
                                             ---------------------------
     Total current liabilities                 183,406           210,010
                                             ===========================

 Long-term debt                                158,814           137,766
 Deferred income taxes                          31,853            31,796
 Other noncurrent liabilities                   38,150            38,909
                                             ---------------------------
     Total liabilities                         412,223           418,481
                                             ===========================

Shareholders' equity                           511,224           518,697
--------------------                         ---------------------------
     Total liabilities and
      shareholders' equity                   $ 923,447         $ 937,178
                                             ===========================

* In April 2001, Modine acquired Thermacore International, Inc., in a merger accounted for as a pooling of interests. Financial statements are presented as though Thermacore had always been a part of Modine.

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